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Case No. OW94-06432
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Dept. No.  5
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         IN THE SECOND JUDICIAL DISTRICT COURT FOR THE STATE OF NEVADA
                        IN AND FOR THE COUNTY OF WASHOE




BEN HOLT, an individual
and shareholder of
Magma Power Company,

          Plaintiff,

vs.                                                  COMPLAINT TO COMPEL
                                                     ACCESS TO SHAREHOLDER
                                                     LIST PURSUANT
                                                     TO NRS 78.105(3)
MAGMA POWER COMPANY, a
Nevada corporation,

          Defendant.
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     BEN HOLT, by and through his attorneys, Lionel Sawyer & Collins, complains of defendant and alleges as follows:

     1.  BEN HOLT ("Holt") is an individual residing in Pasadena, California.

     2. Holt is, and has been for a period of more than six months prior to September 27, 1994, the holder of record of 3,000 outstanding shares of common stock of defendant Magma Power Company. The stock is registered in the name of "Ben Holt" and is represented by certificate numbers NLS22478, NLS17635, NLS16143 and NLS22188.




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      3.  Magma Power Company ("Magma") is and was at all relevant times, a corporation organized and existing under the laws of the State of Nevada.

      4. On October 5, 1994, Holt, through his attorneys, Willkie Farr & Gallagher, sent by facsimile a letter to Magma and its attorneys, demanding access to certain information concerning shareholders of Magma, pursuant to NRS 78.105(3). On October 6, 1994, the original of the same letter was delivered during usual business hours, to Magma at Magma's executive headquarters in San Diego, California. The demand letter, which seeks not only a list of the company's shareholders, but certain additional information necessary to communicate with the Magma shareholders, is annexed hereto as Exhibit A.

      5. Receipt of the letter by Magma was acknowledged by Jon R. Peele, Magma's General Counsel who, retaining the letter, stated in words or in substance that Magma did not intend to comply with the demand.

      6. On October 7, 1994, Holt received a letter from Magma's attorneys requesting that Holt submit an affidavit to Magma pursuant to NRS 78.105(4). On October 7, 1994, Holt, through his attorneys, sent by facsimile an affidavit complying with the requirements of NRS 78.105(4) to Magma's attorney Michael Kennedy, of Shearman & Sterling. A copy of Holt's Affidavit is annexed hereto as Exhibit B. The original of the affidavit was delivered to Mr. Kennedy by Federal Express the next day.

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     7.  On October 12, 1994, counsel for Holt received a letter from Dean
Krystowski, also of Shearman & Sterling, a copy of which is annexed as Exhibit C, stating that Magma would not provide the information requested in plaintiff's demand.

     8. Pursuant to NRS 78.105(3) plaintiff is entitled to inspect and copy, in person or by agent or attorney, during usual business hours, the stock ledger or duplicate stock ledger of Magma and to make copies thereof and extracts therefrom. Plaintiff also is entitled to inspect and/or receive the additional shareholder information contained in his demand, which is regularly used by large corporations such as Magma to communicate with their shareholders, and is believed to be easily accessible by Magma.

     9. On October 6, 1994, California Energy Company, Inc. ("California Energy") commenced a tender offer for a majority of the common stock of Magma. Magma's Board of Directors has refused to properly consider the offer. Notwithstanding the substantial value that the offer represents to Magma shareholders, the Board has taken steps aimed at thwarting the offer and further entrenching itself. These steps include the enactment of a purported Shareholder Rights Plan, commonly called a "Poison Pill", certain amendments to the company's Bylaws purportedly preventing the shareholders from taking certain actions by written consent and the approval of "golden parachute" severance arrangements with fifteen of the most highly compensated members of management.

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     10.  On October 11, 1994, the Magma Board issued a
Solicitation/Recommendation Statement on Schedule 14D-9 wherein it recommended that the shareholders reject the California Energy tender offer. In view of the hostile climate for the offer created by the Magma Board of Directors, it is believed that the Magma Board has not seriously considered the offer, and has taken and intends to take other steps to prevent consideration of the offer by the Magma shareholders. It is thus imperative that the merits of the offer be communicated to the Magma shareholders, and that the Magma shareholders be permitted to express their support for the offer.

     11. The purpose of plaintiff's request for shareholder information is for the valid corporate purpose of permitting a request solicitation to go forward which relates to, among other things, the election of directors who will be committed to permitting the Magma shareholders to freely consider California Energy's offer. The request solicitation will seek written requests from the requisite number of shareholders to schedule a special meeting of the Magma shareholders at which certain proposed actions will be taken in support of the offer. It is intended that proxies will be solicited with respect to the meeting seeking the shareholders' support for certain actions to be taken at the meeting aimed at sending a clear signal that the shareholders support the offer.

     12. By reason of Magma's unjustified refusal to allow plaintiff access to Magma's shareholder information, plaintiff has been prevented from communicating directly with other

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shareholders of Magma, and it has been necessary for plaintiff to retain attorneys to prosecute this action.

     13. The request solicitation is scheduled to begin as soon as possible, and thus, it is essential that immediate relief be granted in the form of an order compelling Magma to comply with its statutory obligation to provide the shareholder information requested in plaintiff's demand letter.

     14. Unless injunctive relief is granted on an expedited basis, plaintiff and other Magma shareholders will be irreparably harmed in that they will lose the opportunity to communicate with other shareholders concerning the offer and to voice their support for the offer to Magma's management and the Magma shareholders.

     15. Plaintiff has no adequate remedy at law and thus requires an order of this Court compelling Magma to provide plaintiff with access to the information sought in the demand letter.

     WHEREFORE, plaintiff prays for the following relief:

     1. For an order enjoining and commanding Magma Power Company to provide plaintiff or his agents or attorneys with the information contained in the demand letter, a copy of which is annexed hereto as Exhibit A, concerning the shareholders of Magma Power Company;

     2.  For costs of suit;

     3.  For a reasonable attorney's fees; and

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     4.  For such other and further relief as the Court deems just and proper in the premises.

     DATED this 14 day of October, 1994.
                --

                               LIONEL SAWYER & COLLINS

                               By  /s/ RICHARD W. HORTON
                                 -----------------------
                                    Richard W. Horton

                               50 W. Liberty Street, #1100
                               Reno, Nevada 89501
                               (702) 788-8666

                               Attorneys for Plaintiff
Of Counsel:

Stephen W. Greiner
Jeanne M. Luboja
Michael Bailey
WILLKIE FARR & GALLAGHER
One Citicorp Center
153 East 53rd Street
New York, New York 10022

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